FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 31, 2025

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and six months ended June 30, 2025 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and six months ended June 30, 2025 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,436.7 million ($61.61 net earnings per diluted share) in the second quarter of 2025 compared to net earnings of $915.4 million ($37.18 net earnings per diluted share) in the second quarter of 2024, primarily reflecting increased net gains on investments. Book value per basic share at June 30, 2025 was $1,158.47 compared to $1,059.60 at December 31, 2024 (an increase of 10.8% adjusted for the $15 per common share dividend paid in the first quarter of 2025).
"In the second quarter of 2025 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,130.0 million (or operating income of $1,453.8 million including the benefit of discounting, net of a risk adjustment on claims), reflecting continued strong underwriting performance and robust interest and dividend income. Our property and casualty insurance and reinsurance companies reported a consolidated combined ratio of 93.3% and consolidated underwriting profit of $426.9 million, on an undiscounted basis. Gross premiums written grew by 2.6% primarily reflecting new business across reinsurance and casualty lines, while our net premiums written grew by 4.8%, primarily reflecting increased retentions.
"Net gains on investments of $952.0 million in the quarter was principally comprised of net gains on common stocks of $800.4 million. As we have said in the past, we expect our common stock positions to perform well over the long term, but our net gains will fluctuate from quarter to quarter," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2025	2024	2025	2024
	($ millions)
Gross premiums written	9,176.3	8,918.2	17,650.3	16,974.5
Net premiums written	7,257.1	6,898.4	14,100.2	13,199.4
Net insurance revenue	6,402.0	5,946.4	12,555.0	12,033.5

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	230.4	296.0	500.1	583.7
Global Insurers and Reinsurers	630.2	671.1	855.4	1,313.1
International Insurers and Reinsurers	149.6	86.2	263.8	194.0
Insurance service result	1,010.2	1,053.3	1,619.3	2,090.8
Other insurance operating expenses	(259.5)	(249.2)	(511.7)	(475.3)
Interest and dividends	579.7	547.1	1,095.9	1,047.6
Share of profit of associates	123.4	201.9	195.8	305.5
Operating income - Property and Casualty Insurance and Reinsurance	1,453.8	1,553.1	2,399.3	2,968.6
Operating income (loss) - Life insurance and Run-off	5.4	(7.4)	26.5	15.5
Operating income - Non-insurance companies	126.0	25.2	84.9	42.5
Net finance expense from insurance contracts and reinsurance contract assets held	(298.5)	(204.7)	(903.1)	(370.7)
Net gains on investments	952.0	241.6	2,008.1	183.1
Interest expense	(207.4)	(160.4)	(397.8)	(311.9)
Corporate overhead and other	(77.3)	(36.2)	(98.2)	(59.8)
Earnings before income taxes	1,954.0	1,411.2	3,119.7	2,467.3
Provision for income taxes	(352.1)	(355.4)	(564.8)	(641.8)
Net earnings	1,601.9	1,055.8	2,554.9	1,825.5

Attributable to:
Shareholders of Fairfax	1,436.7	915.4	2,382.4	1,691.9
Non-controlling interests	165.2	140.4	172.5	133.6
	1,601.9	1,055.8	2,554.9	1,825.5
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, and (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
	($ millions)
Insurance service result	1,010.2	1,053.3	1,619.3	2,090.8
Other insurance operating expenses	(259.5)	(249.2)	(511.7)	(475.3)
Discounting of losses and ceded losses on claims recorded in the period	(356.9)	(510.3)	(822.3)	(876.6)
Changes in the risk adjustment and other	33.1	76.6	238.5	4.5
Underwriting profit	426.9	370.4	523.8	743.4
Interest and dividends	579.7	547.1	1,095.9	1,047.6
Share of profit of associates	123.4	201.9	195.8	305.5
Adjusted operating income	1,130.0	1,119.4	1,815.5	2,096.5

Net Earnings:
Highlights for the second quarter of 2025 (with comparisons to the second quarter of 2024 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 4.8% to $7,170.1 million from $6,841.6 million, primarily reflecting growth in gross premiums written and increased retentions. Gross premiums written increased by 2.6%, primarily reflecting growth across most operating companies including new business across reinsurance and casualty lines, modest rate increases in certain key segments and reinstatement premiums related to the California wildfires.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations increased to $426.9 million from $370.4 million in 2024, and the undiscounted combined ratio improved to 93.3% from 93.9% in 2024, primarily reflecting growth in business volumes, modest increased net favourable prior year reserve development of $163.2 million (2024 - $131.8 million) and decreased current period catastrophe losses of $140.1 million (2024 - $164.2 million).
•Adjusted operating income (which excludes the impact of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased to $1,130.0 million from $1,119.4 million, principally reflecting increased underwriting profit and increased interest and dividends, partially offset by decreased share of profit of associates.
•The consolidated statement of earnings included a net benefit of $120.4 million (2024 – net loss of $29.4 million) from the effects of changes in discount rates, which was comprised of a net benefit on insurance contracts and reinsurance contract assets held of $45.6 million (2024 - $161.4 million) and net gains on bonds of $74.8 million (2024 - net losses of $190.8 million).
•Consolidated interest and dividends increased from $614.0 million in 2024 to $666.3 million (comprised of interest and dividends of $579.7 million (2024 - $547.1 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At June 30, 2025 the company's insurance and reinsurance companies held portfolio investments of $67.8 billion (excluding Fairfax India's portfolio of $2.2 billion), of which $10.0 billion was in cash and short term investments representing 14.8% of those portfolio investments.
•Consolidated share of profit of associates of $130.7 million (2024 - $221.4 million) principally reflected share of profit of $104.6 million from Eurobank and $68.5 million from Poseidon, partially offset by share of loss of $59.5 million from the Waterous Energy Fund.

•Net gains on investments of $952.0 million consisted of the following:

	Second quarter of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains
Net gains (losses) on:
Equity exposures	96.2	704.2	800.4
Bonds	(147.2)	222.0	74.8
Other	(359.6)	436.4	76.8
	(410.6)	1,362.6	952.0

	First six months of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains (losses)
Net gains (losses) on:
Equity exposures	593.1	986.8	1,579.9
Bonds	(198.5)	661.7	463.2
Other	(262.6)	227.6	(35.0)
	132.0	1,876.1	2,008.1
Net gains on equity exposures of $800.4 million included a net gain of $547.9 million on the company's continued holdings of equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share and net gains on common stocks of $213.2 million.
Net gains on bonds of $74.8 million principally reflected net gains on U.S. treasuries as a result of a modest decline in interest rates during the quarter. The company's fixed income portfolio continues to be conservatively positioned with 70% of the fixed income portfolio invested in U.S. treasury and other government bonds and 19% in high quality corporate bonds, primarily short-dated.
Net gains on other of $76.8 million principally reflected unrealized gains of $358.0 million on the company's holdings of Digit compulsory convertible preferred shares, partially offset by net losses of $270.0 million principally from foreign currency contracts used to economically hedge against fluctuations in exchange rates that primarily affect the company’s foreign currency denominated investments. Conversely, foreign currency denominated associates and subsidiaries experienced foreign currency translation gains of $334.3 million that were recorded in other comprehensive income.
•The non-insurance companies reported a higher operating income of $126.0 million compared to $25.2 million in 2024 primarily reflecting the consolidation of Peak Achievement on December 20, 2024, the acquisition of Sleep Country on October 1, 2024 and increased operating income at Fairfax India.
Other Key Financial Highlights:
•At June 30, 2025 the holding company held just over $3.0 billion of cash and marketable securities and an additional $1.9 billion, at fair value, of investments in associates and consolidated non-insurance companies.
•At June 30, 2025 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries increased to $2.4 billion from $1.5 billion at December 31, 2024, primarily reflecting an increase in the market value of the company's investment in Eurobank.
•On May 13, 2025 the company acquired a 33.0% equity interest in Albingia SA ("Albingia"), a French insurance company that writes specialty property and casualty insurance, for cash consideration of $236.5 million (€209.7 million) and commenced applying the equity method of accounting to its investment in Albingia.

•On May 20, 2025 the company completed an aggregate offering of $900.0 million principal amount of unsecured senior notes, comprising $500.0 million of 5.75% unsecured senior notes due 2035 and $400.0 million of 6.50% unsecured senior notes due 2055.
•Digitide Solutions Limited and Bluspring Enterprises Limited, which were spun off by Quess on April 21, 2025, commenced publicly trading in India on June 11, 2025, at which time the aggregate fair value post spin-off of the two entities and Quess was substantially the same as Quess’ fair value prior to the spin-offs. The company applies the equity method of accounting to its 34.75% equity interest in each entity.
•On June 16, 2025 the company entered into an agreement with The Keg Royalties Income Fund ("The Keg Fund") to acquire all of the issued and outstanding units of The Keg Fund that it does not already own for Cdn$18.60 per unit or approximately $151 million (Cdn$207 million), payable in cash. The transaction is subject to the approval of The Keg Fund unitholders and other closing conditions and is expected to close during the third quarter of 2025.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.9% at June 30, 2025 from 24.8% at December 31, 2024, primarily reflecting issuances of unsecured senior notes and the redemption of preferred shares, partially offset by increased common shareholders' equity (principally net earnings and foreign currency translation gains of $444.7 million in the first six months of 2025, partially offset by the payment of common share dividends of $343.6 million and purchases of 256,650 subordinate voting shares for cancellation at an aggregate cost of $360.9 million).
•Subsequent to June 30, 2025, on July 16, 2025 the company extended the expiry date of its $2.0 billion unsecured revolving credit facility from July 17, 2029 to July 16, 2030 on substantially the same terms with a syndicate of lenders.
•At June 30, 2025 there were 21,591,832 common shares effectively outstanding (December 31, 2024 - 21,668,466).
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2025 results at 8:30 a.m. Eastern time on Friday August 1, 2025. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 15, 2025. The replay may be accessed at 1 (800) 873-9204 (Canada or U.S.) or 1 (203) 369-3573 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at June 30, 2025 and December 31, 2024
(US$ millions except per share amounts)

	June 30, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $216.7; December 31, 2024 – $193.6)	3,044.9	2,502.7
Insurance contract receivables	797.1	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $744.7; December 31, 2024 – $1,240.7)	10,038.9	7,620.5
Bonds (cost $37,613.3; December 31, 2024 – $37,852.9)	37,800.2	37,390.3
Preferred stocks (cost $956.5; December 31, 2024 – $944.6)	2,593.3	2,365.0
Common stocks (cost $7,859.2; December 31, 2024 – $7,116.1)	8,632.9	7,464.2
Investments in associates (fair value $9,750.1; December 31, 2024 – $8,144.8)	7,914.5	7,153.3
Derivatives and other invested assets (cost $1,019.0; December 31, 2024 – $903.9)	1,067.0	1,159.7
Assets pledged for derivative obligations (cost $111.5; December 31, 2024 – $154.8)	112.6	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,420.2; December 31, 2024 – $3,163.3)	2,152.2	1,916.6
	70,311.6	65,220.4

Reinsurance contract assets held	11,094.0	10,682.6
Deferred income tax assets	355.4	325.0
Goodwill and intangible assets	8,425.6	8,278.2
Other assets	9,541.0	8,988.0
Total assets	103,569.6	96,777.3

Liabilities
Accounts payable and accrued liabilities	6,124.7	6,078.3
Derivative obligations	340.4	356.9
Deferred income tax liabilities	1,955.0	1,714.0
Insurance contract payables	1,053.0	923.0
Insurance contract liabilities	50,883.8	47,602.2
Borrowings – holding company and insurance and reinsurance companies	10,008.6	8,858.2
Borrowings – non-insurance companies	3,207.8	2,895.5
Total liabilities	73,573.3	68,428.1

Equity
Common shareholders’ equity	25,013.5	22,959.8
Preferred stock	756.1	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax	25,769.6	24,068.0
Non-controlling interests	4,226.7	4,281.2
Total equity	29,996.3	28,349.2
	103,569.6	96,777.3

Book value per basic share	$1,158.47	$1,059.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2025 and 2024
(US$ millions except per share amounts)

	Second quarter		First six months
	2025	2024	2025	2024
Insurance
Insurance revenue	7,735.2	7,493.5	15,217.9	15,180.3
Insurance service expenses	(6,320.2)	(6,146.5)	(12,922.2)	(12,399.1)
Net insurance result	1,415.0	1,347.0	2,295.7	2,781.2
Cost of reinsurance	(1,333.2)	(1,547.1)	(2,662.9)	(3,146.8)
Recoveries of insurance service expenses	919.8	1,223.7	1,974.5	2,426.4
Net reinsurance result	(413.4)	(323.4)	(688.4)	(720.4)
Insurance service result	1,001.6	1,023.6	1,607.3	2,060.8
Other insurance operating expenses	(292.5)	(282.1)	(562.1)	(527.9)
Net finance expense from insurance contracts	(398.7)	(296.5)	(1,212.1)	(566.7)
Net finance income from reinsurance contract assets held	100.2	91.8	309.0	196.0
	410.6	536.8	142.1	1,162.2
Investment income
Interest and dividends	666.3	614.0	1,272.8	1,203.8
Share of profit of associates	130.7	221.4	259.3	349.1
Net gains on investments	952.0	241.6	2,008.1	183.1
	1,749.0	1,077.0	3,540.2	1,736.0
Other revenue and expenses
Non-insurance revenue	2,181.0	1,538.1	4,270.4	3,052.3
Non-insurance expenses	(2,061.1)	(1,484.6)	(4,208.8)	(2,984.9)
Interest expense	(207.4)	(160.4)	(397.8)	(311.9)
Corporate and other expenses	(118.1)	(95.7)	(226.4)	(186.4)
	(205.6)	(202.6)	(562.6)	(430.9)
Earnings before income taxes	1,954.0	1,411.2	3,119.7	2,467.3
Provision for income taxes	(352.1)	(355.4)	(564.8)	(641.8)
Net earnings	1,601.9	1,055.8	2,554.9	1,825.5

Attributable to:
Shareholders of Fairfax	1,436.7	915.4	2,382.4	1,691.9
Non-controlling interests	165.2	140.4	172.5	133.6
	1,601.9	1,055.8	2,554.9	1,825.5

Net earnings per share	$66.34	$40.18	$112.40	$73.36
Net earnings per diluted share	$61.61	$37.18	$104.26	$67.94
Cash dividends paid per share	$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)	21,569	22,479	21,609	22,727

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2025 and 2024
(US$ millions)

	Second quarter		First six months
	2025	2024	2025	2024

Net earnings	1,601.9	1,055.8	2,554.9	1,825.5

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	356.1	(89.9)	406.2	(318.3)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(119.1)	19.0	(117.5)	73.5
Gains (losses) on hedge of net investment in European operations	(69.9)	5.4	(103.2)	24.5
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	179.9	(21.1)	272.6	(43.8)
Other	1.0	(1.4)	1.6	(0.4)
	348.0	(88.0)	459.7	(264.5)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	0.2	0.1	1.1	0.3
	348.2	(87.9)	460.8	(264.2)
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	4.5	23.0	3.9	37.2
Share of net losses on defined benefit plans of associates	(0.9)	—	(1.9)	(1.3)
Other	—	(0.1)	—	12.7
	3.6	22.9	2.0	48.6

Other comprehensive income (loss), net of income taxes	351.8	(65.0)	462.8	(215.6)
Comprehensive income	1,953.7	990.8	3,017.7	1,609.9

Attributable to:
Shareholders of Fairfax	1,775.9	855.4	2,832.3	1,505.7
Non-controlling interests	177.8	135.4	185.4	104.2
	1,953.7	990.8	3,017.7	1,609.9

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the second quarters and first six months ended June 30, 2025 and 2024 were as follows:

Gross Premiums Written	Second quarter		First six months		% change year-over-year
	2025	2024	2025	2024	Second quarter	First six months
Northbridge	690.2	723.4	1,197.7	1,253.3	(4.6)%	(4.4)%
Crum & Forster	1,423.9	1,426.5	2,879.0	2,716.8	(0.2)%	6.0%
Zenith National	181.4	169.0	427.6	419.7	7.3%	1.9%
North American Insurers	2,295.5	2,318.9	4,504.3	4,389.8	(1.0)%	2.6%

Allied World	2,067.7	2,021.1	4,228.2	4,025.6	2.3%	5.0%
Odyssey Group	1,748.0	1,707.5	3,290.1	3,137.2	2.4%	4.9%
Brit(1)	902.4	825.8	1,683.4	1,552.8	9.3%	8.4%
Ki(1)	229.8	216.0	433.6	402.2	6.4%	7.8%
Global Insurers and Reinsurers	4,947.9	4,770.4	9,635.3	9,117.8	3.7%	5.7%

International Insurers and Reinsurers	1,835.7	1,761.7	3,335.0	3,342.0	4.2%	(0.2)%

Property and casualty insurance and reinsurance	9,079.1	8,851.0	17,474.6	16,849.6	2.6%	3.7%

Net Premiums Written	Second quarter		First six months		% change year-over-year
	2025	2024	2025	2024	Second quarter	First six months
Northbridge	632.5	665.8	1,070.5	1,132.6	(5.0)%	(5.5)%
Crum & Forster	1,105.8	1,079.6	2,227.9	2,035.5	2.4%	9.5%
Zenith National	191.7	171.5	445.0	423.1	11.8%	5.2%
North American Insurers	1,930.0	1,916.9	3,743.4	3,591.2	0.7%	4.2%

Allied World	1,422.8	1,423.5	3,137.1	2,991.9	—%	4.9%
Odyssey Group	1,605.7	1,550.4	3,098.1	2,922.0	3.6%	6.0%
Brit(1)	734.6	670.8	1,323.3	1,232.8	9.5%	7.3%
Ki(1)	207.5	181.2	381.2	333.4	14.5%	14.3%
Global Insurers and Reinsurers	3,970.6	3,825.9	7,939.7	7,480.1	3.8%	6.1%

International Insurers and Reinsurers	1,269.5	1,098.8	2,261.6	2,019.6	15.5%	12.0%

Property and casualty insurance and reinsurance	7,170.1	6,841.6	13,944.7	13,090.9	4.8%	6.5%

Combined Ratios	Undiscounted				Discounted
	Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	92.0%	88.5%	92.0%	89.7%	83.2%	78.6%	83.8%	79.7%
Crum & Forster	95.4%	95.8%	95.4%	95.9%	88.8%	86.3%	86.9%	85.4%
Zenith National	103.3%	98.9%	104.8%	99.0%	96.0%	87.9%	94.3%	88.2%
North American Insurers	95.2%	93.9%	95.4%	94.3%	88.0%	84.1%	86.7%	84.0%

Allied World	91.1%	93.2%	93.4%	92.4%	84.9%	79.7%	84.6%	79.3%
Odyssey Group	91.9%	93.1%	98.7%	92.9%	82.3%	83.0%	91.7%	82.0%
Brit(1)	92.2%	92.6%	95.0%	91.3%	78.1%	63.8%	87.4%	67.0%
Ki(1)	93.4%	93.2%	95.9%	90.3%	63.4%	78.6%	73.8%	77.8%
Global Insurers and Reinsurers	91.7%	93.0%	96.1%	92.3%	81.6%	78.7%	87.2%	78.6%

International Insurers and Reinsurers	95.5%	96.6%	96.1%	97.6%	85.3%	90.2%	86.8%	91.0%

Property and casualty insurance and reinsurance	93.3%	93.9%	95.9%	93.7%	84.1%	82.2%	87.0%	82.5%

(1)    On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented for Brit exclude the results of Ki.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	June 30, 2025			December 31, 2024
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	13,216.4	3,207.8	10,008.6	11,753.7	2,895.5	8,858.2
Total equity	29,996.3	1,388.9	28,607.4	28,349.2	1,541.0	26,808.2
Total capital	43,212.7		38,616.0	40,102.9		35,666.4

Total debt to total capital ratio	30.6%		25.9%	29.3%		24.8%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at June 30, 2025 were $8,662.7 and $7,080.7 (December 31, 2024 - $7,394.9 and $6,615.9), which are the IFRS fair values and carrying values included in the company's consolidated balance sheets as at June 30, 2025 and December 31, 2024. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at June 30, 2025 and December 31, 2024.